# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TIDAL TRUST II, CIK 0001924868
CUSIP: 88636J584
Title of class of securities: iREIT MarketVector Quality REIT Index ETF
Address of issuer's principal executive offices: 234 West Florida Street, Suite 203, Milwaukee, Wisconsin (WI), 53204
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 24,600; shared voting power 0; sole dispositive power 0; shared dispositive power 24,600; aggregate amount beneficially owned 24,600 (10.9% of the class)
- BROWN INVESTMENT ADVISORY & TRUST CO: type of reporting person: bank (BK); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 24,600; shared voting power 0; sole dispositive power 0; shared dispositive power 24,600; aggregate amount beneficially owned 24,600 (10.9% of the class)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Virginia (VA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TIDAL TRUST II
Address of issuer's principal executive offices:
234 West Florida Street
Suite 203
Milwaukee, WISCONSIN
53204

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

BROWN INVESTMENT ADVISORY & TRUST CO

BROWN ADVISORY LLC

SIGNATURE FINANCIAL MANAGEMENT, INC.
Address of principal business office or, if none, residence:
901 South Bond Street
Suite #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

BROWN INVESTMENT ADVISORY & TRUST CO - MARYLAND

BROWN ADVISORY LLC - MARYLAND

SIGNATURE FINANCIAL MANAGEMENT, INC. - VIRGINIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), investment adviser (IA), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail:
BROWN ADVISORY INC is a parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

BROWN INVESTMENT ADVISORY & TRUST CO is a bank as defined in Section 3(a)(6) of the Act(15U.S.C.78c)

BROWN ADVISORY LLC is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

SIGNATURE FINANCIAL MANAGEMENT, INC. is an investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

## Item 4. Ownership
Amount beneficially owned: 24,600
Percent of class: 10.9
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 24,600

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 24,600

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 0

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 24,600

BROWN INVESTMENT ADVISORY & TRUST CO - 0

BROWN ADVISORY LLC - 24,600

SIGNATURE FINANCIAL MANAGEMENT, INC. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BROWN ADVISORY INC (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BROWN ADVISORY INC is a parent holding company filing this schedule on behalf of the following subsidiaries pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

BROWN INVESTMENT ADVISORY & TRUST CO - BK (Bank)

BROWN ADVISORY LLC - IA (Investment Adviser)

SIGNATURE FINANCIAL MANAGEMENT, INC. - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BROWN ADVISORY INC: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/07/2025)
- BROWN INVESTMENT ADVISORY & TRUST CO: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/07/2025)
- BROWN ADVISORY LLC: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/07/2025)
- SIGNATURE FINANCIAL MANAGEMENT, INC.: Brett D. Rogers, General Counsel & Chief Compliance Officer (04/07/2025)